UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D
(Amendment No. )*
Under the Securities Exchange Act of 1934
CHINA CERAMICS CO., LTD.

(Name of Issuer)
Ordinary Shares, par value $0.001 per share

(Title of Class of Securities)
G2113X118

(CUSIP Number)
David M. Knott
485 Underhill Boulevard, Suite 205
Syosset, New York 11791

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
September 26, 2011

(Date of Event Which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. ☑
Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.
* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the notes).

CUSIP	G2113X118

1	NAMES OF REPORTING PERSONS: David M. Knott I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☑
(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

United States of America

	7	SOLE VOTING POWER:

NUMBER OF		1,241,681 (1)

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		17,400 (1)

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		1,259,081 (1)

WITH	10	SHARED DISPOSITIVE POWER:

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

1,259,081 (1)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

6.90%(1)(2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

IN
(1)   For information on securities held by group members, please refer to Item 5.
(2)   Based on 18,254,002 shares of the Company’s Ordinary Shares outstanding on June 30, 2011, as disclosed in the Company’s Report of Foreign Private Issuer on Form 6-K, filed by the Company on August 19, 2011.

CUSIP	G2113X118

1	NAMES OF REPORTING PERSONS: Dorset Management Corporation I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY): 11-2873658

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☑
(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

New York

	7	SOLE VOTING POWER:

NUMBER OF		1,241,681 (1)

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		17,400 (1)

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		1,259,081 (1)

WITH	10	SHARED DISPOSITIVE POWER:

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

1,259,081 (1)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

6.90%(1)(2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

CO
(1)   For information on securities held by group members, please refer to Item 5.
(2)   Based on 18,254,002 shares of the Company’s Ordinary Shares outstanding on June 30, 2011, as disclosed in the Company’s Report of Foreign Private Issuer on Form 6-K, filed by the Company on August 19, 2011.

CUSIP	G2113X118

1	NAMES OF REPORTING PERSONS: Knott Partners, L.P. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY): 11-2835793

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☑
(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

New Jersey

	7	SOLE VOTING POWER:

NUMBER OF		608,400(1)

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		608,400(1)

WITH	10	SHARED DISPOSITIVE POWER:

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

608,400(1)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

3.33%(1)(2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

PN

(1)	For information on securities held by group members, please refer to Item 5.

(2)	Based on 18,254,002 shares of the Company’s Ordinary Shares outstanding on June 30, 2011, as disclosed in the Company’s Report of Foreign Private Issuer on Form 6-K, filed by the Company on August 19, 2011.

CUSIP	G2113X118

1	NAMES OF REPORTING PERSONS: Knott Partners Offshore Master Fund, L.P. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY): 41-222-1142

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☑
(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

Cayman Islands

	7	SOLE VOTING POWER:

NUMBER OF		369,081(1)

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		369,081 (1)

WITH	10	SHARED DISPOSITIVE POWER:

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

369,081 (1)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

2.02%(1)(2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

PN

(1)	For information on securities held by group members, please refer to Item 5.

(2)	Based on 18,254,002 shares of the Company’s Ordinary Shares outstanding on June 30, 2011, as disclosed in the Company’s Report of Foreign Private Issuer on Form 6-K, filed by the Company on August 19, 2011.

Item 1. Security and Issuer
     This statement on Schedule 13D relates to the ordinary shares of China Ceramics Co., Ltd. (the “Company”, and is being filed pursuant to Rules 13d-1 and 13d-5 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). The address of the principal executive offices of the Company is:
c/o Jinjiang Hengda Ceramics Co., Ltd.
Junbing Industrial Zone
Anhai, Jinjiang City
Fujian Province, PRC
Item 2. Identity and Background

Reporting Persons:	David M. Knott, an individual
Dorset Management Corporation, a New York corporation
Knott Partners, L.P., a New Jersey limited partnership
Knott Partners Offshore Master Fund, L.P., a Cayman Islands Exempted Limited Partnership

Principal Office:	David M. Knott, Dorset Management Corporation and Knott Partners, L.P. 485 Underhill Boulevard, Suite 205 Syosset, New York 11791

For Knott Partners Offshore Master Fund, L.P. c/o Walkers SPV Limited, Walker House 87 Mary Street, Georgetown, Cayman KY1-9002 Cayman Islands
Principal Business:
     Mr. Knott is the managing member of Knott Partners Management, LLC, a New York limited liability company (“Knott Management”), that is the sole General Partner of Shoshone Partners, L.P., a Delaware limited partnership (“Shoshone”), Mulsanne Partners, L.P., a Delaware limited partnership (“Mulsanne”), and Knott Partners Offshore Master Fund, L.P., a Cayman Islands Exempted Limited Partnership (“Knott Offshore”), and managing general partner of Knott Partners, L.P., a New Jersey limited partnership (“Knott Partners” and together with Shoshone, Mulsanne and Offshore, the “Partnerships”). The Partnerships invest in securities that are sold in public markets. The principal activity of each Partnership is the acquisition of long and short positions in equity securities of publicly traded U.S. and foreign securities. Each Partnership has the authority to employ various trading and hedging techniques and strategies in connection therewith.
     Mr. Knott is also the sole shareholder, Director and President of Dorset Management Corporation (“DMC”), which provides investment management services to the Partnerships and a limited number of other foreign and domestic individuals and entities (collectively, the “Managed Accounts”). Collectively, DMC, Mr. Knott, Knott Partners and Knott Offshore are hereinafter referred to as the “Reporting Persons” and the Partnerships and the Managed Accounts are hereinafter collectively referred to as the “Direct Owners”.
     During the last five years, none of the Reporting Persons and, to the best of the Reporting Persons’ knowledge, no other person identified in response to this Item 2, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). During the last five years, none of the Reporting Persons was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration
     The source of funds used in making each of the purchases of the Ordinary Shares purchased indirectly by Mr. Knott through the Partnerships and the Managed Accounts was the portfolio assets of the Partnerships and each of the Managed Accounts on whose behalf Mr. Knott has purchased the Ordinary Shares. The aggregate amount of consideration used by the Reporting Parties in making such purchases was $8,003,498.00.
     Mr. Knott effects purchases of securities primarily through margin accounts maintained by Goldman, Sachs & Co., which may extend margin credit as and when required to open or carry positions in the margin accounts, subject to applicable federal margin regulations, stock exchange rules, and the firm’s credit policies. In such instances, the positions held in the margin accounts are pledged as collateral security for the repayment of debit balances in the accounts. The Ordinary Shares beneficially owned by the Reporting Persons were acquired by the Direct Owners through open-market purchases and negotiated transactions.
Item 4. Purpose of Transaction
     The Reporting Persons originally acquired the securities covered by this statement for investment purposes.
     On September 26, 2011, the Reporting Persons sent a letter (the “Letter to the Board”) to the board of directors of the Company (the “Board”), encouraging the Company to explore strategic initiatives to address the challenges of the current capital markets environment. Additionally, the Reporting Persons informed the Board that they had entered into discussions with Macquarie Capital (USA) Inc. regarding potential strategic alternatives for the Company. The summary of the Letter to the Board does not purport to be complete and is qualified in its entirety by reference to the text of the Letter to the Board, a copy of which is attached hereto as Exhibit 1 and is incorporated herein by reference.
     On September 28, 2011, the Reporting Persons received a response letter from the Board stating that the Board had considered the merits of engaging in a going private transaction and concluded doing so would not be in the best interests of the Company.
     Depending on market conditions and other factors that the Reporting Persons may deem material to their respective investment decisions, the Reporting Persons may sell all or a portion of their Ordinary Shares, or may purchase additional shares, on the open market or in a private transaction. The Reporting Persons may seek to have discussions with the Board, management of the Company or other investors from time to time to discuss the Company’s business and possible strategic alternatives which may have the effect of maximizing value for all shareholders, including without limitation, a potential going private transaction, listing on the Hong Kong Stock Exchange, share buy-back programs, M&A activities, new dividend programs and strategic investments.
     Other than as set forth above, the Reporting Persons do not have any other present plans or proposals that relate to or would result in any of the actions required to be described in Item 4 of Schedule 13D. Each of the Reporting Parties may, at any time, review or reconsider its position with respect to the Company and formulate plans or proposals with respect to any of such matters, but other than as set forth above, has no present intention of doing so.
Item 5. Interest in Securities of the Issuer
(a) and (b) Items 7 through 11 and 13 of each of the cover pages of this Schedule 13D are incorporated herein by reference.
     The Reporting Persons may be deemed to be part of a group (within the meaning of Section 13(d) of the Exchange Act) that is composed of the following persons: (1) James D. Dunning, Jr., (2) Alan G. Hassenfeld, (3) Gregory E. Smith, (4) David M. Knott, (5) DMC, (6) Knott Partners and (7) Knott Offshore. The Reporting Persons expressly disclaim beneficial ownership of the Ordinary Shares of the Company held by the other members of the group, and the filing of this Statement by the Reporting Persons shall not be construed as an admission by the Reporting Person that it is, for purposes of Section 13(d) of the Exchange Act, the beneficial owner of any of the Ordinary Shares of the Company held by the other members of the group.

     Based solely upon the Schedule 13D filed on September 27, 2011 and available data, the Reporting Persons believe that, as of September 27, 2011, the members of the group beneficially owned the number of Ordinary Shares of the Company set forth in the table below, constituting in each case that percentage of the Ordinary Shares outstanding on September 27, 2011 set forth in the table.

Name of Beneficial Owner	Number of Shares	Percentage
James D. Dunning, Jr.	663,693	3.64%
Alan G. Hassenfeld	348,656	1.91%
Gregory E. Smith	88,902	0.49%
David M. Knott	1,259,081	6.90%
DMC	1,259,081	6.90%
Knott Partners	608,400	3.33%
Knott Offshore	369,081	2.02%
     Based solely upon the Schedule 13D filed on September 27, 2011 and available data, the Reporting Person believes that James D. Dunning, Jr., Alan J. Hassenfeld and Gregory E. Smith received Ordinary shares in connection with the November 20, 2009 merger of China Holdings Acquisition Corp., a Delaware corporation and the predecessor entity to the Company (“CHAC”) with and into the Company, with the Company surviving (the “Merger”), and the concurrent acquisition of Success Winner Limited, a British Virgin Islands company, by the Company. Each of James D. Dunning, Jr., Alan J. Hassenfeld and Gregory E. Smith were founders of CHAC and initially acquired shares of common stock of CHAC, which were exchanged on a one-for-one basis for Ordinary Shares of the Company in connection with the Merger. Prior to consummation of the Merger, CHAC was a blank check company incorporated on June 22, 2007, for the purpose of acquiring or acquiring control of one or more operating businesses having their primary operations in Asia through a merger, capital stock exchange, stock purchase, asset acquisition or other similar business combination or contractual arrangements. On November 20, 2009, in connection with the Merger, James D. Dunning, Jr., Alan J. Hassenfeld and Gregory E. Smith entered into a Voting Agreement with CHAC, the Company, Wong Kung Tok, Paul K. Kelly, Chen Yan Davis and Xiao Feng (the “Voting Agreement”). Pursuant to the Voting Agreement, the parties agreed to vote their respective Ordinary Shares to establish the board size and ensure its composition as set forth therein. A copy of the Voting Agreement is attached to the Schedule 13D filed on September 27, 2011 as Exhibit A.
(c) Except for the transactions reported in this Statement, the Reporting Persons have not been involved in any transactions involving the Ordinary Shares in the last 60 days. To the best knowledge of the Reporting person, none of the Reporting Persons’ executive officers, directors or general partners (as applicable) has effected any transactions involving the Ordinary Shares within the past 60 days.
(d) The Reporting Persons do not know of any other persons having the right to receive or the power to direct the receipt of dividends from, or the proceeds of sale of, the Ordinary Shares beneficially owned by the Reporting Persons.
(e) Not applicable.
Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to the Securities of the Issuer
     The Reporting Parties have entered into agreements with the Partnerships and Managed Accounts pursuant to which the Reporting Parties have discretion over the disposition and/or the voting of the Ordinary Shares.
Item 7. Material to be Filed as Exhibits

Exhibit	Description
Exhibit 1	Letter to the Board

SIGNATURES
After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.
Date: October 4, 2011

/s/ David M. Knott
DAVID M. KNOTT

DORSET MANAGEMENT CORPORATION
By:	/s/ David M. Knott
	Name:	David M. Knott
	Title:	President

KNOTT PARTNERS, L.P.
By:	Knott Partners Management, LLC,
Its managing general partner

By:	/s/ David M. Knott
	Name:	David M. Knott
	Title:	Managing Member

KNOTT PARTNERS OFFSHORE MASTER FUND, L.P.
By:	Knott Partners Management, LLC,
Its sole general partner

By:	/s/ David M. Knott
	Name:	David M. Knott
	Title:	Managing Member